SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 30, 2019

Confidential

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney Adviser

Ms. Inessa Kessman, Senior Staff Accountant

Mr. Robert S. Littlepage, Accountant Branch Chief

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on August 15, 2019

Dear Mr. Spirgel, Mr. Dundas, Ms. Kessman and Mr. Littlepage:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 22, 2019, on the Company’s draft registration statement on Form F-1 confidentially submitted on August 15, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR with the Commission for confidential review.

U.S. Securities and Exchange Commission

August 30, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated August 22, 2019

General

1.

We note your presentation of certain key metrics at the forepart of the registration statement. Please revise to balance your presentation of revenue growth with a measure of income, such as net income/loss.

The Company respectfully directs the Staff’s attention to pages 3, 86 and 126 of the Revised Draft Registration Statement, where the discussion of revenue growth is balanced with a measure of income, such as net loss. In response to the Staff’s comment, the Company has revised the referenced disclosure on the artwork of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

August 30, 2019

Notes to Unaudited Interim Condensed Consolidated Financial Statements

22. Commitments and contingencies, page F-73

2.

We note that a complaint was filed by SIMO Holding Inc. (SIMO) in the United States District Court for the Southern District of New York, alleging patent infringements. You disclose that, “the trial judge delivered a final judgement in June 2019, and the Group estimates that the maximum amount of loss in an unfavorable outcome will be approximately US$8.5 million. The Group intends to file an appeal of the court ruling in the United States Court of Appeals for the Federal Circuit.” You further state that, “The Group is unable, however, to predict the outcome of these proceedings given their current status and no accrual has been recorded by the Group as of June 30, 2019 in respect of these proceedings.” We understand that you intend to appeal the verdict; however, it is unclear to us why you cannot estimate an accrual based on the current final judgement against you. Please clarify or revise accordingly.

The Company respectfully advises the Staff that regarding the complaint filed by SIMO Holding Inc. (SIMO) in the United States District Court for the Southern District of New York (the “Court”) alleging patent infringements, the trial judge approved total compensatory and enhanced damages of US$2.8 million in June 2019. Subsequently, the plaintiff and the Company filed post-trial motions in connection with which the plaintiff filed motions for supplemental damages to increase the damages to US$8.5m.

On August 28, 2019, the Court resolved in an order which denied the Company’s motions for judgment as a matter of law and for a new trial as well as plaintiff’s motion for request for attorney’s fees. The Court granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin the Company from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone in the United States. The Court intended to award to the plaintiff, apart from the previously approved damages of US$2.8 million, supplemental damages and pre- and post-judgement interest on the awards. The supplemental damages are for certain sales made by the Company in certain periods, while the amounts of the supplemental damages and pre- and post-judgement interest have not yet been determined by the Court. The Company intends to file an appeal of the court ruling in the United States Court of Appeals for the Federal Circuit, as the Company believes the aforementioned allegation is without merit and will defend vigorously.

Considering the above facts and circumstances together with its external legal counsel’s advice, the Company is of the view that the likelihood of an unfavorable outcome is not probable. Therefore, the Company did not accrue any loss contingencies as this does not constitute a probable circumstance that one or more future events will occur confirming the fact of the loss under the guidance in ASC 450-20-25-2(a).

In response to the Staff’s comment, the Company has revised the referenced disclosure of Note 22 to the unaudited interim condensed consolidated financial statements on pages F-73 of the Revised Draft Registration Statement.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Matthias Vukovich, Co-Chief Financial Officer, UCLOUDLINK GROUP INC.

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Meng Ding, Esq., Partner, Kirkland & Ellis LLP